Filed by AeroClean Technologies, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: AeroClean Technologies, Inc.
Commission File No. 001-41096

Transcript of Investor Call on Tuesday, October 4, 2022 at 9:00am Eastern Time

Operator: Good morning everyone and welcome to AeroClean's conference call to discuss its merger with Molekule. Listeners are reminded that certain matters discussed in today's conference call could constitute forward-looking statements that are subject to the risks and uncertainties relating to AeroClean's future financial or business performance.

Actual results could differ materially from those anticipated and these forward-looking statements. The risk factors that may affect results are detailed in AeroClean's Safe Harbor statements, and the Company's filings with the Securities and Exchange Commission. I will remind everyone that this call is being recorded. Now, I would like to introduce Ryan Tyler, Chief Executive Officer of AeroClean. Please go ahead.

Ryan Tyler: Good morning. It's Chief Financial Officer, but thank you Julie, and good morning ladies and gentlemen. We appreciate you joining us for today's conference call to review this morning's merger announcement between AeroClean Technologies and Molekule.

Today's hosts are Amin Khoury, Co-Founder and Chairman of AeroClean who has agreed to take an expanded hands-on role as non-executive chairman of the board. Jason DiBona, AeroClean's Chief Executive Officer, myself, Ryan Tyler, AeroClean's Chief Financial Officer, Jonathan Harris, Molekule's Chief Executive Officer, and Ronti Pal, Molekule's Chief Financial Officer.

Following my remarks, management will provide a high-level commentary on the merger before opening the call for Q&A. There will be a replay of today's call. It will be available by webcast on AeroClean's website at AeroClean.com and there will also be a recorded replay available. More information on how to access the replay feature was included in the news release.

Please note that the information reported on this call speaks only as of today, October 4, 2022, and therefore you are advised that time sensitive information may no longer be accurate as of the time of the replay listening or transcript reading.

In addition, today's comments may contain forward-looking statements within the meaning of the United States federal securities laws. These forward-looking statements reflect the current views of AeroClean’s and Molekule’s management. However, various risks, uncertainties and contingencies could cause actual results, performance or achievements to differ materially from those expressed in the statements made by today's speaker.

The listener is also encouraged to read this morning's news release for information regarding non-GAAP measures and important additional information regarding the merger, which can be found in our press release and filings with the SEC. I will now turn the call over to our Chairman, Amin Khoury.

Amin Khoury: Thank you, Ryan. And good morning, everyone. And thank you for joining our call. I'm Amin Khoury, co-founder and chairman of AeroClean Technologies, a NASDAQ-listed air hygiene technology company. Today we announced that AeroClean has entered into a definitive agreement to combine our company with Molekule Inc. The market share leader of premium air purifiers.

Since the Company's IPO, less than one year ago, we've been discussing our strategy to continue to evaluate a wide range of strategic opportunities, including complementary and synergistic acquisitions. In furtherance of our goal to become a market share leader in the rapidly growing highly fragmented $15 billion indoor air quality or IAQ market.

This acquisition will substantially increase revenues, distribution and selling capability, expand product lines, add sensor technology, and begin the launch of a recurring software-as-a-service business initiative. We believe this merger with Molekule, the market share leader of premium air purification devices, will substantially drive us towards the achievement of our overall market leadership goal.

On behalf of the Boards of Directors and executive management teams of both companies, I'm pleased to present the key terms and highlights of this transaction, which we believe is an important step forward in creating a global leader in the air purification market serving commercial, institutional and residential customers.

Under the terms of the merger agreement, which has been unanimously approved by the Board of Directors of both companies, AeroClean stockholders will own approximately 50.5% and Molekule stockholders will own approximately 49.5% of the outstanding common equity of the combined company on a pro forma basis upon consummation of the merger.

AeroClean will change its name and ticker symbol to Molekule NASDAQ, MKUL upon consummation of the merger. The company will remain headquartered in Palm Beach Gardens, Florida, with significant operations in Lakeland, Florida, and offices in San Francisco, California. The transaction has been unanimously approved by the boards of both AeroClean and Molekule and by a majority of AeroClean stockholders.

In addition, holders of a majority of the shares of Molekule's outstanding preferred stock, and a majority of Molekule's common stock and preferred stock voting as a class, which is sufficient to approve the proposed transaction, have executed stockholder support agreements in which they've agreed to vote in favor of the proposed transaction.

The merger is expected to close early in the first half of 2023 following satisfaction of customary closing conditions, including among others, the SEC declaring AeroClean's registration statement on Form S-4 effective and Molekule stockholder approval.

I have been asked by the Board of Directors to take on a more active role as non-executive chairman, to provide guidance on strategic and operating matters. This more active role will enable me to share the knowledge and experience I've gained while building and helping to build several global industry leading businesses. I intend to support our management team and driving both the tremendous organic growth potential we see for our combined company and continuing to identify and evaluate additional inorganic growth opportunities.

To effectively capitalize on the potential of our combined businesses and achieve the synergies in manufacturing technology and marketing we expect to realize to perform the executive management team will bring together the strength of both companies. As noted in the press release.

AeroClean's executive team CEO Jason DiBona and CFO Ryan Tyler will remain in those roles at the combined company, while Molekule CEO Jonathan Harris, who's gained a stellar reputation for driving significant growth at both GoPro and Roku will transition to see CCO or Chief Commercial Officer of the combined company, and Ronti Pal, who leads Finance Administration, research and development at Molekule will become the combined company's Chief Operating Officer.

In addition, the AeroClean six-member Board of Directors will be expanded to seven members with Brad Feld, Molekule Board Member and Co-Founder of Venture Capital Firm Foundry, joining the combined company's Board. We believe that the combination of AeroClean and Molekule brings together complementary technologies and operational synergies, as well as creating a single company addressing the air quality needs of every major market in terms of both price and performance.

As we pursue the potential of our combined company, we see the clear opportunity over the next three-year period 2023 to 2025 for double digit organic revenue growth, with gross profit growing faster than revenues due to expanding gross margins.

In addition, Molekule has an installed base of approximately 350,000 air purification devices, generating a profitable and growing base of recurring revenues from existing customers. We expect the recurring revenue component of our financial performance to grow at a robust rate supported by both the required consumables needed to support our devices at prescribed intervals, and the opportunity to launch our software-as-a-service or safe-air-as-a-service, our SaaS monitoring subscription to provide real-time data monitoring and device control.

Furthermore, we believe this growth will be a catalyst for not only our brands, but will also increase the addressable market as more potential customers embrace environmental quality as a core technology for safety, health and productivity.

At AeroClean, we create solutions for hospitals, offices and many shared spaces, as well as elevators, transportation and more. AeroClean's Pūrgo products feature SteriDuct, a proprietary technology developed by our best-in-class aerospace engineers, medical scientists and innovators.

Powered by SteriDuct, our premium technology solutions meet the highest FDA medical grade standards, and are deployed in hospital infusion centers and other indoor environments where eradicating viral fungal and bacterial airborne microorganisms is critical to the health and well-being of occupants.

Molekule is also on a mission to provide cost effective clean indoor area to everyone everywhere. Based on 25 years of research and development, the Company's patented photo electrochemical oxidation technology PECO, like AeroClean's technology destroys the widest range of pollutants, including VOCs, mold, bacteria, viruses and allergens. Molekule's range of air purification solutions like AeroClean Solutions have been validated by third party laboratories, and its medical grade products have been granted medical device clearance by the Food and Drug Administration.

Molekule is committed to creating a safer environment everywhere humans operate indoors in a world that has become increasingly vulnerable to airborne pathogens. Together, the combination of our two companies establishes the first publicly-traded provider of a suite of premium, proprietary and patented FDA-cleared air purification devices, covering the widest range of indoor environments.

As I mentioned before Molekule has achieved an installed base of over 350,000 air purification units, which provides powerful brand recognition as well as substantial recurring consumables revenues. This foundation is expected to allow the combined company to accelerate B2B or business to business market penetration, which we believe will be an unmatched catalogue of devices meeting the complete range of cost effective to highest performance customer requirements.

Importantly, the combination of AeroClean and Molekule will expedite the development and deployment of additional software-as-a-service /internet-of-things (SaaS /IoT) -enabled indoor-air-quality solutions to meet the rapidly evolving market for “smart buildings”.

Our sensor technology and our newly released Molekule Air Platform, or MAP, will begin to enable our customers to remotely monitor and manage both the air quality and safety of the environment, as well as the efficiency and service requirements of the deployed air purification devices across their entire enterprise.

I would now like to turn the call over to our Chief Financial Officer, Ryan Tyler to speak to our strong financial position and liquidity.

Ryan Tyler: Thank you, Amin. I look forward to continuing in my current capacity as CFO for the combined business. This transaction creates a pro forma company with a substantial base of revenues, a strong cash and liquidity position and a path to profitability.

The combined company is expected to generate approximate $45 million of revenues in fiscal 2022, and on a pro forma combined basis as of September 30, 2022, had approximately $30 million in cash and total long-term debt of approximately $37 million, which is interest-only through mid-2024. And with principal amortization, beginning in mid-2024.

We are expecting double-digit organic revenue growth and gross profit growing faster than revenues due to expanding margins. Unlike much of the fragmented air quality market, the pro forma combined company status as a public company, affords us better access to cost effective capital and a currency with which to pursue additional strategic opportunities if they meet our stringent value enhancing criteria.

We believe liquidity is both a distinct competitive strength and the pre-requisite of supporting our customers. This will be increasingly true as we build out the institutional component of our revenue base. Our strategy is to build relationships, not just transactions, to fully serve these customers on an ongoing basis. I would like to now turn the call back over to Amin for his concluding remarks.

Amin Khoury: Thanks, Ryan. I know I speak for the Boards of Directors and the executive management teams of both companies, when I note that this transaction will be transformative to not only our business, but also to the air purification industry. We are on our way to creating an industry champion, a partner for the other companies, which are innovating and disrupting the status quo of how we live and work indoors, and how we optimize those environments.

Most importantly, we are inspired by our mission to keep people safe in a world where pathogen exposure remains a growing threat to society. With that, I thank you for your time. And now I'll turn the call over to answering any questions you may have.

Operator: Thank you. (Operator Instructions) And your first question comes from Gerry Sweeney from Roth Capital. Please go ahead.

Gerry Sweeney: Good morning Amin, Jason, Ryan, thanks for taking my call.

Amin Khoury: Good morning.

Gerry Sweeney: Good morning. I was hoping maybe you could give a little bit more detail, maybe on Molekule's sales channels, and, that 350,000 base of installed products. Is this an opportunity to cross sell for, the SteriDuct Pūrgo product or are we looking at leveraging, different channels? Just want to understand this a little bit better, if you can?

Amin Khoury: Sure. We've got Jonathan Harris on the call. And why don't, Jonathan, why don't you jump in and answer that question. And differentiate between --

Jonathan Harris: Yes.

Amin Khoury: -- B2C and B2B?

Jonathan Harris: That's correct. Hi. Thank you for the question. Yes. So today, we've sold roughly about 350,000, air purification devices, primarily through a direct-to-consumer channel. But we also sell on Amazon. So, we are on the Amazon reseller platform as well.

But we see the opportunity for partnering with AeroClean to help expand and leverage our B2B side of the business or business to business, and really growing our corporate and operational opportunities within the business environment. So, we see this as a strong lever between the two companies.

Gerry Sweeney: Got it. That's helpful. And, obviously, I mean, I don't want to get the cart before the horse. But this is mentioned in the press release, you're looking at future M&A. But as we all know, R&D, either build or buy, as you look at the playing field, which you also mentioned was highly fragmented, what opportunities are you looking to either build internally or go out and acquire to sort of strengthen the company on a going forward basis, if you could, as well?

Amin Khoury: Well, there's, there's a substantial amount of advanced sensor technology that's already been developed, and reinventing the same thing that's already been done. Is not, isn't that really what we'd like to do if we don't have to.

And so, to the extent that our residential customers, customers that are office or industrial customers, they want to know about the quality of the air that they have, how much particulate matter is in the air? What maybe -- what's the temperature in the room? Are there viable organisms in the room? They want to know about the humidity in the room.

And they'll also want to know about the quality of the water and, and other things about the environment in which their employees are operating. That sensor technology has been developed, we have a lot of it ourselves. And we already offer equipment with sensor technology in it. But as we go forward and expand the number of different attributes, in terms of air quality that customers may want, we're likely to look at acquisition opportunities.

On the other hand, to develop our SaaS business. And we think about that in two ways, both software-as-a-service and safe air as a service. Let me ask Jonathan to jump in and talk about that because we at Molekule recently introduced its MAP platform when I say recently, I mean, last week. So, Jonathan want to jump in and talk about that and maybe talk about the relationship with Amazon?

Jonathan Harris: Absolutely. Yes. So, the MAP, SaaS solution offers a unique set of features for businesses, including fleet onboarding for quick activation. This allows organizations to onboard multiple devices at the same time through our B2B app. Once you onboard one of your air purifiers out, purifier rollout ease others to easily and securely on board. In addition to that, we have unique dashboards to increase visibility to show what's happening with the indoor air quality.

This will enable users to see the indoor air quality in every room of the Molekule air purifier is and at a glance, as well as one’s filter status to ensure clean air for every space. Staff members can see which rooms have the highest quality air, and which rooms need more time or increased ventilation to sufficiently clean the air, providing a better environment for both employers for their employees and the employees as well.

In addition to that, we're presently I mentioned this selling our products on Amazon. But in addition to that, we're leveraging the AWS platform for purifier connectivity, as well as the data management.

Amin Khoury: And so to answer to your question, the development of the SaaS solutions is something that we will likely tackle indoors inside the company sorry, internally. And the rate at which that development can occur will depend upon the availability of capital. We obviously would love to have first mover advantage here. And so, thinking through how rapidly to do the development and how much capital will be required to do it is something that we're working on right now.

Gerry Sweeney: Got it. And then our final question just on the margin front. You expect it to grow at a fair improve at a faster rate than in revenue. Is this purely just economies of scale or anything else we should just be thinking about on that front?

Amin Khoury: No, it's a (inaudible) I'm thinking through what we have said publicly, I think we can say this.

Gerry Sweeney: Yes.

Amin Khoury: So it's the integration of the two companies operations, which is a big piece of it, the lower cost of production of a couple of products that we have, and those are the two principal things together with some price increases.

Gerry Sweeney: Got it. Okay. I appreciate it. I'll jump back in line.

Operator: (Operator Instructions) And there are no further questions at this time. I will turn the call back over to the presenters for closing remarks.

Amin Khoury: Well, we are really, we're committed to playing our part in the revolution of smart building technology. And the pro forma combined company will benefit from the shared technology work both companies have been pursuing in embedded sensor technology to enable our customers to remotely monitor and control every space where our devices are deployed.

And the newly released Molekule Air Platform is a rudimentary SaaS monitoring solution that provide that does provide unique dashboards to increase visibility for business users and owners to see and manage air quality across their enterprises on an individual room basis.

So, I mentioned before we're closely examined the inorganic opportunities to expand our sensor technology. And we're also looking to position the combined company to be the market leader in in the area of SaaS and IoT integration with the building automation systems.

For that, I thank you for joining our call and we look forward to reporting our progress as the quarters roll by. Have a nice day.

Operator: This concludes today's conference call. You may now disconnect.

Important Additional Information

In connection with the proposed transaction, AeroClean intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) that will include an AeroClean information statement and prospectus (the “information statement/prospectus”), and will file other documents with the SEC regarding the proposed transaction. The Form S-4 and information statement/prospectus will contain important information about AeroClean, Molekule, the merger and related matters. STOCKHOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND INFORMATION STATEMENT/ PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive information statement/prospectus will be sent to AeroClean’s stockholders prior to the consummation of the proposed transaction. AeroClean stockholders will be able to obtain the registration statement and the information statement/prospectus from the SEC’s website or from AeroClean’s website. These documents may also be obtained free of charge from AeroClean by requesting them by mail at 10455 Riverside Drive, Suite 100, Palm Beach Gardens, FL 33410.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based upon current beliefs and expectations of our management and are subject to known and unknown risks and uncertainties. Words or expressions such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “may,” “will,” “projects,” “could,” “should,” “would,” “seek,” “forecast,” or other similar expressions help identify forward-looking statements. Factors that could cause actual events to differ include, but are not limited to:

·	the risk that the transaction may not be completed;

·	the ability to successfully combine the businesses of AeroClean and Molekule;

·	the ability of the parties to achieve the expected synergies and other benefits from the proposed transaction within the expected time frames or at all;
·	the incurrence of significant transaction and other related fees and costs;

·	the incurrence of unexpected costs, liabilities or delays relating to the transaction;

·	the risk that the public assigns a lower value to Molekule’s business than the value used in negotiating the terms of the transaction;

·	the risk that the transaction may not be accretive to AeroClean’s current stockholders;

·	the risk that the transaction may prevent AeroClean from acting on future opportunities to enhance stockholder value;

·	the dilutive impact of the stock consideration which will be issued in the transaction;

·	the risk that any goodwill or identifiable intangible assets recorded due to the transaction could become impaired;

·	potential disruptions to the business of the companies while the transaction is pending;

·	the risk that a closing condition to the proposed transaction may not be satisfied;

·	the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction; and

·	other economic, business, competitive, and regulatory factors affecting the businesses of AeroClean and Molekule generally, including those set forth in AeroClean’s filings with the SEC, including in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of AeorClean’s latest annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and other SEC filings.

Forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Although AeroClean believes that the expectations reflected in the forward-looking statements are reasonable based on information currently available, AeroClean cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date of this release. The parties undertake no obligation to revise or update any of the forward-looking statements to reflect events or circumstances after the date of this release or to reflect new information or the occurrence of unanticipated events.